FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

April 22, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 22, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that it has received from Rio Tinto Exploration a copy of a positive metallurgical test report on two samples from the Pampa de Pongo iron deposit, Peru.

Item 5.	Full Description of Material Change

The Issuer reports that it has received from Rio Tinto Exploration a copy of a positive metallurgical test report on two samples from the Pampa de Pongo iron deposit.  The object of the 1996 metallurgical study (“Study”), conducted by Met-Chem Canada Inc. on behalf of RTZ Mining & Exploration, was to investigate the feasibility of producing a pellet feed chemically suitable for Direct Reduction pellet manufacture and, if suitable, to evaluate the resulting pellets on a laboratory scale.  The test results from the study indicated that the iron material from Pampa de Pongo is suitable for the production of Direct Reduction grade pellets.  In order to provide independent verification of these positive results, the Issuer has initiated testing of a larger sample of Pampa de Pongo mineralization.

Pellet Feed Production

Following investigation of conventional beneficiation techniques (screening, magnetic separation and flotation) it was demonstrated that the Pampa de Pongo mineralized material could be concentrated up to 66-69% iron through a simple Low Intensity Magnetic Separation (LIMS) process, with the remaining gangue (waste) material consisting of 2.5-3.0% magnesium oxide (MgO) and 0.5-1.5% sulphur (Figure 1).  Concentrates were obtained through 3 passes in a magnetic separator and recoveries are described by Met-Chem as excellent.  Concentrates showed a high magnetite content that normally results in low energy consumption in the firing process.  Results are as follows:

Table 1:  Initial Sample and Concentrate Chemical Composition

	Sample 1 (4B/9B)		Sample 2 (4B/4B)
	Head Grade	Concentrate	Head Grade	Concentrate
Fe %	56.2	69.0	53.0	66.7
SiO2%	5.42	0.55	6.19	0.84
Al2O3%	1.66	0.69	2.17	0.92
MgO %	8.00	2.60	9.62	2.89
S %	1.84	0.54	2.37	1.51
Fe3O4%	64.3	82.5	61.0	80.2

Pelletizing Tests

Pellets produced from Sample 1 were of good quality and strength, meeting normal commercial specifications without further work.  The pellets exhibited extremely low clustering indexes, which is highly desirable in the natural gas based Direct Reduction processes.  Sample 1 contained a slightly higher than normal percentage of MgO but this did not affect the quality of the pellet produced.  Additional slagging in the EAF (Electric Arc Furnace) can reduce the MgO content, however the high MgO content of the metalized pellet can be an advantage in the steelmaking process as most EAF refractory linings are MgO based, and the slag routinely needs to be conditioned to have 10~14% MgO so as to mitigate slag line refractory erosion.

Concentrate from Sample 2 contained higher MgO and higher sulphur content than Sample 1.  The pellets produced from Sample 2 were weaker due to higher sulphur content in the concentrate.  In this case, Met-Chem suggested that further test work, including a finer grind and more sophisticated flotation reagents, should further improve the concentrate chemistry.  Requirements for further work are typical of early-stage metallurgical test work and the Issuer is confident that elevated MgO contents can be addressed through process flowsheet optimization.  The pellets exhibited extremely low clustering indexes, which is highly desirable in the Direct Reduction process.  Samples 1 and 2 were mixed with 0.8% bentonite, pelletized and fired.  The fired pellet chemical compositions were as follows:

Table 2:  Fired Pellet Chemical Composition

	Sample 1 (4B/9B)	Sample 2 (4B/4B)
Fe %	66.9	66.6
SiO2%	0.81	1.22
Al2O3%	0.74	0.95
MgO %	2.61	2.91
S %	<0.01	0.01

It was concluded that the strength and reduction properties (reducibility, linder and clustering) of the pellets are well within the acceptable range for typical commercial products.  Additional processing steps would be required to reduce the sulphur content of sample 4B/4B.

Future Work

The metallurgical study reported here provides an important indication that Pampa de Pongo iron ore will be suitable for production of Direct Reduction grade pellets.  The test work was conducted on small quantity of sample and the Issuer has now initiated a follow-up study, which will test larger samples and independently verify the positive results presented here.  It is believed that the final product can be further improved, resulting in even better pellets, by additional processing steps, such as regrinding of the concentrate prior to pelletizing.

Laboratory Details

The metallurgical testing was completed by Met-Chem Canada Inc. of Montreal, Quebec, Canada in 1996 on behalf of RTZ Mining and Exploration with the objective of determining whether quality direct reduction pellets could be produced from iron ore samples.  Laboratory work was completed by CRM (Centre de Recherche Minerale) of Sainte-Foy, Quebec, Canada.  Two samples were analysed weighing 36 and 38 kilograms, respectively.

Qualified Person

EurGeol Mr. Keith J. Henderson, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report.  Mr. Henderson is not independent of the Issuer as he is an officer and shareholder.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves at the Issuer’s Mina Pirquitas project, financing plans, business trends and future operating revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, the inability of the Issuer and Newmont to agree on the final terms of the proposed regional exploration alliance with the result that the alliance will not come to fruition, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Issuer or Newmont to obtain any necessary permits, consents or authorizations required for their respective activities, including in connection with the regional exploration alliance, the inability of the Issuer to produce minerals from its properties successfully or profitably, the inability of the Issuer to continue its projected growth, the inability of the Issuer to raise the necessary capital to continue its operations or to fund its commitments under the regional exploration alliance with the consequent dilution and possible loss of its interest therein, or to be able to fully implement its planned business strategies.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 229

Item 9.	Date of Report

April 22, 2008